UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2012

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Haruyuki Nagata
Name: Haruyuki Nagata
Title: General Manager, Financial Accounting Dept.

Date:    October 26, 2012

Sumitomo Mitsui Financial Group, Inc.

Revision of Earnings Forecast

TOKYO, October 26, 2012 — Sumitomo Mitsui Financial Group, Inc. (“SMFG”) announces revisions of earnings forecast for the six months ended September 30, 2012, which were announced in May 2012.

SMFG will announce its consolidated earnings forecast for the fiscal year ending March 31, 2013 on November 14, 2012.

1. Revision of consolidated earnings forecast

(Billions of yen, except percentages)

		Ordinary profit	Net income
Previous forecast (*)	(A)	¥460	¥250
Revised forecast	(B)	460	330
Change	(B – A)	-	+80
Percentage change	(%)	-	+32.0%

Results for the six months ended September 30, 2011		¥546.5	¥313.8
(*)	Announced in May 2012

2. Reasons for the revision

Reasons for the revision are as follows:

✓	Sumitomo Mitsui Banking Corporation (“SMBC”), a major consolidated subsidiary of SMFG, is expected to show an increase in net income mainly due to an increase in banking profit and a decrease in total credit cost, despite incurrence of net losses on stocks reflecting a decline in stock prices.

✓	Consolidated subsidiaries other than SMBC and equity method affiliates expected to show good results mainly due to a decrease in total credit cost.

[Appendix]

1. SMBC non-consolidated earnings forecast (six months ended September 30, 2012)

(Billions of yen)

		Banking profit (*2)	Ordinary profit	Net income	Total credit cost
Previous forecast (*1)	(A)	¥370	¥310	¥200	¥(30)
Revised forecast	(B)	420	270	240	25
Change	(B – A)	+50	(40)	+40	+55

Results for the six months ended September 30, 2011		¥464.9	¥397.6	¥290.6	¥(2.9)
(*1)	Announced in May 2012
(*2)	Before provision for general reserve for possible loan losses

Banking profit (before provision for general reserve for possible loan losses)

SMBC expects to secure banking profit of approximately ¥420 billion, or ¥50 billion above the previous forecast. This is mainly due to factors such as an increase in gains on bonds resulting from our ALM operations that quickly responded to the decline in market interest rates.

Total credit cost

Total credit cost is expected to be a net reversal of approximately ¥25 billion, or ¥55 billion below the previous forecast. This is mainly due to our individualized efforts to assist certain debtors to improve their businesses and financial conditions.

Ordinary profit

Despite factors mentioned above, ordinary profit is expected to be approximately ¥270 billion, or ¥40 billion below the previous forecast, mainly due to incurrence of net losses on stocks reflecting a decline in stock prices.

Net income

Net income is expected to be approximately ¥240 billion, or ¥40 billion above the previous forecast. This is mainly due to a decrease in valuation allowance associated with deferred tax assets resulting from a reversal of reserve for possible loan losses.

2. Forecast on net unrealized gains (losses) on other securities (SMBC non-consolidated basis)

(Billions of yen)

	September 30, 2012 (Forecast)	March 31, 2012 (Result)	Change
Net unrealized gains (losses) on other securities	¥220	¥389.0	¥(169.0)
Stocks	100	228.5	(128.5)
Bonds	100	104.4	(4.4)
Others	20	56.1	(36.1)
(*)	Listed stocks are valuated using the average fair value in the final month of the relevant periods.
(Nikkei Stock Average: Monthly average price in September 2012 was ¥8,949.)

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of us and our managements with respect to our future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate”, “estimate”, “expect”, “intend”, “may”, “plan”, “probability”, “risk”, “project”, “should”, “seek”, “target” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of our securities portfolio; our ability to successfully implement our business strategy through our subsidiaries, affiliates and alliance partners; exposure to new risks as we expand the scope of our business; and incurrence of significant credit-related costs. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. We undertake no obligation to update or revise any forward-looking statements.

Please refer to our most recent disclosure documents such as our annual report or registration statement on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as earnings press releases, for a more detailed description of the risks and uncertainties that may affect our financial conditions and results of operations, and investors’ decisions.